October 29, 2009
VIA EDGAR AND FACSIMILE (703-813-6984)
Mr. Kevin Woody
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:	Forest City Enterprises, Inc. Form 10-K for the year ended January 31, 2009 Filed on March 30, 2009 Definitive Proxy Statement on Schedule 14A Filed on April 21, 2009 File No. 001-04372
Dear Mr. Woody:
     Forest City Enterprises, Inc. (the “Company”) has received your letter dated September 30, 2009 regarding your comment to the above-referenced filings and our June 24, 2009 and August 6, 2009 correspondence. We appreciate the Division’s review and are herein providing our response to your comment. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.
Form 10-K for the year ended January 31, 2009
Financial Statements
N. Commitments and Contingencies, page 130
     1. We note your response to prior comment 3 and request you provide us with a comprehensive summary of the key terms of your agreements, relevant to your tax credit sale transactions, which should include details about the rights and obligations of the parties to the transactions, termination details, and other fundamental terms, as appropriate.
Attached as Exhibit A, is a comprehensive summary of key terms of the agreements relevant to a representative sample of our tax credit sale transactions. We recognize income on the sale of historic rehabilitation tax credits (“HTC”) and new market tax credits. HTC sales accounted for over 93% of total income recognized on tax credit sale transactions over the three year period ended January 31, 2009. As a result, Exhibit A
CONFIDENTIAL TREATMENT REQUESTED BY FOREST CITY ENTERPRISES, INC.
Forest City Enterprises, Inc., Legal Department, Terminal Tower, 50 Public Square, Suite 1360, Cleveland, Ohio 44113-2267
Phone (216) 621-6060 Fax (216) 263-6206

includes a detailed analysis of four large HTC transactions that accounted for approximately 75% of the $11.2 million income we recognized on all tax credit sales for the year ended January 31, 2009. For comparison, our total revenues from real estate operations for the year ended January 31, 2009 were $1.29 billion.
As noted throughout the key terms in Exhibit A, our tax credit sale transactions are structured to allocate the applicable HTC to the Financial Investor through a Master Lease arrangement between the Lessor and Lessee entities. For the Lessee entity, a wholly-owned subsidiary of the Company (“FC Subsidiary”) is the managing member and the Financial Investor is a non-managing member. The Financial Investor is obligated to make the initial cash contributions to purchase the allocation of the HTC. The Financial Investor is not obligated to provide additional financial assistance in the form of equity contributions, loans or other means, for any reason, including the funding of any operating cash deficits that may occur at the Lessee entity. Furthermore, they are not entitled to participate in the management, control, conduct or operation of the underlying Lessee entity. By virtue of the lease payment that is made from Lessee to Lessor, there are minimal profits, losses or cash allocated to the Financial Investor from the Lessee entity. Despite ownership of 99.99 percent of the Lessee entity, there is not a significant economic risk and reward potential for the Financial Investor.
The economics of the legal structure are captured at the Lessor entity as it receives the lease payments from the Lessee entity and services the property’s debt. FC Subsidiary is the managing member of the Lessor entity and the Lessee entity is the non-managing member of the Lessor entity. FC Subsidiary, as managing member, is obligated to loan or contribute any necessary cash funding of the Lessor entity and is also entitled to substantially all of the earnings/loss and cash flow. The Financial Investor, through its ownership of the Lessee entity, is not obligated to provide additional financial assistance in the form of equity contributions, loans and other means, for any reason, including the funding of any operating cash deficits that may occur at the Lessor entity. The Company is also obligated to make the Financial Investor whole should there be a tax credit recapture event and the full value of the purchased credits is not realized by the Financial Investor.
The arrangement with the Financial Investor will terminate in one of two methods. The Financial Investor has the right to exercise a put option to FC Subsidiary. The put option generally becomes effective at the conclusion of the tax credit recapture provisions (60 months from the placed in service date of the underlying real estate asset for the sale of the HTC) and typically is valid for a period of one year. In the event the Financial Investor does not exercise the put option within the applicable period of time, FC Subsidiary, as managing member, has the right to acquire the Financial Investor’s partnership interests via a purchase option agreement. The term of the purchase option can range from one to five years in our arrangements.
The put and purchase option arrangements specify the purchase price or redemption obligation that will be paid to the Financial Investor. The redemption obligation, whether under the put or purchase option, is a fraction of the initial contribution and is designed at
CONFIDENTIAL TREATMENT REQUESTED BY FOREST CITY ENTERPRISES, INC.

a minimum to cover any income tax consequence to the Financial Investor upon exit from partnership. The redemption obligation is typically the greater of the estimated fair value of the Financial Investor’s interest or a fixed dollar amount (often based on a percentage of initial contribution). As the Financial Investor has an illiquid interest, lack of control and participation in management of the underlying property and minimal interest in the economics of the property, the estimated fair value of the interest is anticipated to be less than the fixed exit price. The initial contribution combined with the redemption obligation is a negotiated amount between the Financial Investor, the Company and FC Subsidiary and represents the sales price of the tax credit. There is an active market of investors for federal and state HTC, which establishes the pricing of the transaction.
The economic substance of the transaction is a sale of tax credits. The initial contribution and ultimate redemption obligation are negotiated similar to the pricing of a sales transaction. The Financial Investor receives the HTC in exchange for the negotiated sales price but has minimal economics in the underlying property and virtually no risks and rewards normally associated with ownership. The limited economics provided to the Financial Investor are to comply with income tax regulations. Based on the economic substance of these arrangements, we have recorded these transactions as a sale of the tax credits to the Financial Investor.
     As requested in your letter, in connection with our response to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 216-621-6060.

/s/ Robert G. O’Brien
Robert G. O’Brien
Executive Vice President and Chief Financial Officer

CONFIDENTIAL TREATMENT REQUESTED BY FOREST CITY ENTERPRISES, INC.

EXHIBIT A
CONFIDENTIAL TREATMENT REQUESTED BY FOREST CITY ENTERPRISES, INC., PURSUANT TO
COMMISSION RULE 83